June 4, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Andi Carpenter, Kevin Stertzel, Asia Timmons-Pierce, Jay Ingram

Re:	Zevia PBC

Draft Registration Statement on Form S-1

Submitted April 19, 2021

CIK: 0001854139

Ladies and Gentlemen:

On behalf of Zevia PBC (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated May 17, 2021 (the “Comment Letter”), regarding the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), confidentially submitted on April 19, 2021. The Staff’s comments are set forth below, followed by the Company’s responses. The page references in our response correspond to the page numbers of the Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amendment”), which is being submitted today.

Draft Registration Statement on Form S-1 submitted April 19, 2021

General

1.

Since it appears that you use Adjusted EBITDA as an important metric for measuring your financial performance and because Adjusted EBITDA does not account for a reduction in a deferred tax asset, please describe the impact the Tax Receiveable Agreement has on the business’s total enterprise value and, consequently, the price of the stock you will be offering in the IPO. Because it appears that the arrangement shifts cash flows to the Direct Zevia Stockholders at the expense of public shareholders and represents a windfall to the pre-IPO owners, disclose this scenario prominently and transparently throughout the prospectus.

The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on pages 24, 85 and 98 in response. Future charges incurred pursuant to the Tax Receivable Agreement, to the extent such charges reduce net income, may be added back to Adjusted EBITDA.

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Accordingly, the Company expects that Adjusted EBITDA will reflect the performance of the business after eliminating the effect of the Tax Receivable Agreement on net income from operating activities (i.e., reported Adjusted EBITDA, after adjusting for payments made and charges incurred in connection with the Tax Receivable Agreement, would be the same as Adjusted EBITDA would have been if the Tax Receivable Agreement was not in place). The Company advises the Staff that it does not report EBITDA as a stand-alone metric in the Registration Statement.

Further, the Amendment includes revised disclosure on pages 21, 39, 96-97, and 148-149 to clarify that payments under the Tax Receivable Agreement will be a use of cash that will impact liquidity. The Company further advises the Staff that it believes that it has provided disclosure sufficient for analysts and relevant stakeholders to understand that payments under the Tax Receivable Agreement will be paid to the Pre-IPO Stockholders. When calculating total enterprise value and the price of the Company’s common stock, the Company believes that analysts will treat the impact of expected payments under the Tax Receivable Agreement on total enterprise value in a manner similar to how analysts treat the impact of debt on total enterprise value and share price. Analysts and relevant stakeholders have sufficient information to model future cash flows that can serve as a basis for their valuation and can use net income and other metrics to account for the cash payments under the Tax Receivable Agreement.

The Company further advises the Staff that it does not believe the arrangement shifts cash flows to the Direct Zevia Stockholders at the expense of public shareholders. The Direct Zevia Stockholders and the continuing Zevia LLC unitholders agreed to an IPO structure through which they will deliver valuable tax assets to the Company in connection with the transaction. Under the Tax Receivable Agreement, the Company will make payments only for tax benefits it actually realizes from these tax assets. There is no windfall because if the Direct Zevia Stockholders and the continuing Zevia LLC unitholders had not delivered such tax assets to the Company, the funds used to make payments under the Tax Receivable Agreement would otherwise have been used to pay taxes. Payments under the Tax Receivable Agreement do not represent a greater draw on liquidity than such payment of taxes would have imposed, and in fact the Company will retain a portion of the tax benefits the chosen IPO structure provides. Not only does the IPO transaction and Tax Receivable Agreement provide the Company with tax benefits, it also provides greater flexibility and liquidity due to provisions allowing the Company to defer making payments under the Tax Receivable Agreement subject to interest on such deferral, which would not be an option if the Company had to use those funds to pay taxes.

June 4, 2021

2.

Please explain whether you believe your cash provided by operations and other sources of liquidity will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, and potential debt service requirements for at least the next twelve months. Please expand your disclosure throughout the prospectus to provide estimates of annual payments under the Tax Receivable Agreement and how you intend to fund the required payments under the agreement and whether or not you are dependent upon this offering to meet your liquidity needs for the next twelve months including the payments under the Tax Receivable Agreement.

The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on pages 96-97 and 147-148 in response. Zevia PBC will be dependent on distributions from Zevia LLC to fund its operations. We believe that Zevia LLC’s cash provided by operations and other sources of its current liquidity will be sufficient to provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, and potential debt service requirements for both Zevia LLC and Zevia PBC for at least the next twelve months. As of March 31, 2021, Zevia LLC had approximately $12 million of cash on hand and no amounts outstanding on its line of credit agreement, which allows for borrowings of up to $12 million, the term of which was recently extended through April 30, 2023.

Further, for the three months ended March 31, 2021, Zevia LLC generated net income of approximately $250,000, and cash used in operating activities totaled approximately $2.3 million, primarily driven by the payment of cash incentive compensation accruals that are not expected to continue at the same levels during the remainder of 2021. During the quarter ended March 31, 2021 capital expenditures totaled approximately $254,000, and subsequent to March 31, 2021, the Company closed on the purchase of an additional warehouse and paid a total sum of approximately $1.7 million in cash. The Company does not expect any additional significant capital expenditures beyond this for the remainder of the fiscal year 2021. Zevia LLC further expects it will generate positive net income and cash flows from operating activities throughout the next twelve months beyond March 31, 2021, such that combined with its cash on hand at March 31, 2021, there will be sufficient liquidity to fund ongoing operations, planned capital expenditures and other investments, and potential debt service requirements of Zevia LLC and Zevia PBC for at least the next twelve months.

June 4, 2021

Under the Tax Receivable Agreement, future annual tax payments will only be payable by Zevia PBC in periods where a tax benefit is actually realized by Zevia PBC from tax attributes arising from sales and exchanges of units by Zevia LLC unitholders or tax assets delivered by the Direct Zevia Stockholders. The vast majority of the tax attributes of Zevia LLC giving rise to these tax benefits are for intangible assets which have a 15-year life for tax deductibility purposes. The associated Tax Receivable Agreement payments required would be expected to be payable over a similar 15-year period, assuming Zevia LLC generates sufficient income to utilize the deductions. In such cases, it is expected that Zevia LLC will be able to make sufficient distributions to Zevia PBC from the cash flows generated by Zevia LLC to fund such payments.

If sufficient income is not generated by Zevia LLC, the associated taxable income of Zevia PBC will be impacted and the associated tax benefits to be realized will be limited, thereby similarly reducing the associated Tax Receivable Agreement payments to be made. For that reason and due to the difficulty in estimating future annual tax payments, we have not included estimates of future annual tax payments.

3.	Please disclose the names of the Blocker Companies.

In response to the Staff’s comment, the Company has revised its disclosure on page 14.

4.	Please provide prominent disclosure of the range of estimated payouts under the Tax Receivable Agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page 96-97.

Summary, page 1

5.	Please revise page 9 to disclose the amount of your recent net losses.

In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 115.

June 4, 2021

Strong Relationships with Retailers Across Channels, page 5

6.

Please revise to provide the basis for your statement that you were the #1 selling carbonated soft drink brand in 2020 on Amazon. Please also provide the basis for your statement regarding your loyalty rate.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6-9, 11 and 111-115.

Product safety and quality concerns, including relating to our plant-based sweetening system, page 25

7.	Please revise to elaborate on the adverse effects on consumer health.

In response to the Staff’s comment, the Company has revised its disclosure on page 27. The Company advises the Staff that to date it is not aware of any substantiated reports of adverse effects of stevia on consumer health and has revised its disclosure to clarify that there have been scientifically refuted reports regarding the effects of stevia on consumer health. The risk that new reports may emerge regarding adverse effects on consumer health is typical for any product for human use and consumption and the Company believes that the risk factor disclosure regarding such risks adequately describes the possible harm to the Company’s business.

Our amended and restated certificate of incorporation will include an exclusive forum clause, page 47

8.

We note that your provision designates the federal district courts of the United States as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. We note that your exclusive forum provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

June 4, 2021

In response to the Staff’s comment, the Company has revised its disclosure on pages 49 and 157 to state that “We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.”

In addition, the Company respectfully advises the Staff that Article X of its amended and restated certificate of incorporation, to be effective upon the completion of the offering, will state that, “the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. Notwithstanding anything herein to the contrary, and for the avoidance of doubt, this Article shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934.” Accordingly, the Company believes that that its governing documents will state clearly that the exclusive forum provision contained therein does not apply to actions arising under the Exchange Act.

Organizational structure, page 57

9.

Please describe how your company plans to convert the unit options and restricted unit awards of Zevia LLC upon completing this offering. Also, describe more fully the Zevia PBC’s proposed equity plans.

In response to the Staff’s comment, the Company has revised its disclosure on page 137. The Company advises the Staff that the only proposed equity plan of Zevia PBC is the Zevia PBC 2021 Equity Incentive Plan described beginning on page 139. Additional disclosure, including with respect to any contemplated awards under such plan, will be included in a future pre-effective amendment to the registration statement after the final terms are approved.

Capitalization, page 69

10.	Please disclose the pro forma presentation of Zevia LLC’s preferred and common units to show the effect of the proposed restructuring of the LLC’s units.

In response to the Staff’s comment, the Company has revised its disclosure on page 70-71. The Company advises the Staff that the pro forma amounts of Zevia LLC’s units to show the effect of the proposed restructuring of the LLC’s units will be included in a future pre-effective amendment to the registration statement after the offering size is determined.

June 4, 2021

Unaudited Pro Forma Consolidated Financial Information And Other Data, page 74

11.	Please disclose more fully how Zevia PBC will account for Zevia LLC’s financial statements upon completion of this offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 76.

Financial Statements, page F-1

12.	Please provide the financial statements (e.g. balance sheet) of the registrant Zevia PBC, required under Rule 8-02 of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-1 through F-4.

3 Revenue Recognition, page F-15

13.

We note you have five categories of Zevia LLC’s products disclosed on page 3. Please disclose revenue by each category of products or explain why you do not need such disclosure. Refer to ASC 606-10-50-5.

The Company has considered the requirements of ASC 606-10-50-5, specifically the requirement to “disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors”. In evaluating those requirements, the Company has determined that its retail sales contracts and online sales contracts are of a different nature based on the type of customer, amount with respect to the dollar amount of the individual revenue transactions, promotional spend and margin, and timing, that are affected by different economic factors. The Company has accordingly presented disaggregated revenue information for retail sales and online sales contracts.

The Company considered for disaggregation the five categories of products disclosed on page 3 of the Draft Registration Statement but determined that those categories have largely similar characteristics as to nature and size of transactions, as well as margin and other economic characteristics such that the uncertainty and cash flows of revenue are not significantly impacted by economic factors. The Company also considered the provisions of ASC 606-10-55-90 in selecting the categories to use for

June 4, 2021

disaggregated revenues, specifically the provision of the information used “to evaluate the entity’s financial performance or make resource allocation decisions” and determined that the information used by management to evaluate financial performance and make resource allocations is by channel of customer rather than by specific product category. Finally, the Company also considered that for the 2019 and 2020 years, revenues by product category are largely comprised of the soda category representing approximately 90% of total revenues and any disaggregation of the other four categories would not be meaningful to the reader for the periods presented.

Accordingly, the Company respectfully submits that the disaggregated revenue by each category of products is not needed under the provisions of ASC 606.

Exhibits

14.

We note your disclosure that you source your stevia through a multi-year supply agreement. Please file the supply agreements as exhibit to your registration statement or tell us why you are not required to do so.

The Company respectfully advises the Staff that it has reviewed its current stevia supply agreement (the “Stevia Agreement”), and, based on that review, believes that it is not required to file the Stevia Agreement as a material contract under Item 601(b)(10)(ii)(B) of Regulation S-K. The Stevia Agreement is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course. While the Company does not view its stevia blend as a commodity ingredient, other suppliers do provide comparable stevia extract, including companies with comparable resources, such as Ingredion Inc. or Tate & Lyle PLC. The Company believes that these providers could provide it with stevia extract that is equivalent to the blend that the Company receives under the Stevia Agreement on commercially reasonable terms. While transitioning stevia suppliers could potentially be disruptive and the Company may incur significant costs for a short period, it would not cause substantial harm to the Company’s business, financial condition, or results of operations over the longer term. For the foregoing reasons, the Company does not believe that its business is substantially dependent on the Stevia Agreement, and therefore, does not believe it is required to file it as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

If you have any questions regarding the Amendment or the responses set forth above, please do not hesitate to call me at (212) 351-4034.

June 4, 2021

Sincerely,

/s/ Andrew Fabens

Andrew Fabens

cc:	Steven B. Stokdyk, Latham & Watkins LLP